

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Chris Carlson
Chief Financial Officer
Vertex Energy Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058

> **Re: Vertex Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 14, 2022**
> **File No. 001-11476**

Dear Mr. Carlson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Business, page 7

1. We note that you have provided many details under this heading although have not included individual page numbers within the Business section such that the entire section is associated with a single page, and that both the Business and Risk Factor sections are associated with a single page in your Table of Contents

   Please utilize page numbers where generally appropriate or conducive to navigation through and comprehension of the disclosures that you provide.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 60

2. We note that your discussion and analysis does not appear to extend to any particular aspects of the UMO Business that you are reporting as discontinued operations, other than

your reference to the associated net income on page 60. Given the termination of your sale agreement in January 2022, it would appear that further discussion and analysis of its operations should be provided in advance of securing an alternative sale.

Please also expand the discussion and analysis in your subsequent interim reports to include quantification of volumes managed or processed by your operating segments, effects attributed to your recently acquired refinery operations, and differentiation between changes in revenues attributable to volumes and prices.

Financial Statements
Note 12 - Earnings Per Share, page F-43

3. Please address the requirement to provide a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations as prescribed by FASB ASC 260-10-50-1.

Note 17 - Segment Reporting, page F-49

4. We note that you have maintained your description of products sold by the Black Oil operating segment, as reported in prior years, with no apparent change to reflect your planned sale of the UMO Business, which you have reclassified as discontinued operations. However, you previously reported significant sales for the Black Oil segment including base oil, industrial fuel, other re-refinery products, and VGO/marine fuel sales, all of which are now shown in your report to be zero.

Please revise your disclosures as necessary to address the change in segment composition and to provide the information prescribed by FASB ASC 280-10-50-21, including the specific factors used to identify your reportable segments, the basis of organization, and an indication of whether operating segments have been aggregated.

Note 19 - Discontinued Operations, page F-52

5. We note that you began reporting the UMO Business as discontinued operations when filing your interim report for the quarter ended September 30, 2021, and that although the agreement was terminated on January 25, 2022 without a sale, you continue to report the UMO Business as discontinued operations.

Under FASB ASC 205-20-45-1F, you would ordinarily need to reclassify the UMO Business as held and used if you no longer meet the criteria in 45-1E, although it appears you would consider whether an exception to the time period would be available under 45-1G(c), while otherwise meeting the criteria in 45-1E.

Tell us how you have considered this criteria subsequent to the termination. For example, given that you had sought shareholder approval for the original plan of sale, please clarify whether you would not also need to obtain shareholder approval for a new plan of sale prior to meeting the criteria in FASB ASC 205-20-45-1E(a).

Please describe your efforts to sell the UMO Business subsequent to the termination, with details sufficient to understand how you would fairly characterize the UMO Business as "being actively marketed at a price that is reasonable given the change in circumstances," with reference to the previously contemplated terms of sale, clarifying how your asking price compares to previous arrangement and fair value of the UMO Business.

Please provide any additional details that are necessary to show how you have appropriately concluded that sale within one year is probable and that actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn, if this is your view.

6.   We note that you have numerous disclosures throughout your filing equating the discontinued operations with your Black Oil Segment and the UMO Business. However, while you report the UMO Business as discontinued operations, you also report activity for the Black Oil segment in Note 17.

Please revise disclosures regarding the discontinued operations and operating segments throughout the filing as necessary to differentiate between the UMO Business and the operations of the Black Oil segment to be retained and which you continue to report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation